EXHIBIT 11

NU HORIZONS ELECTRONICS CORP.

Computation of Per Share Earnings

	For The Year Ended
	February 28, 2006	February 28, 2005	February 29, 2004
BASIC EARNINGS:
Net income (loss)	$4,884,000	$3,073,000	$(848,000)

SHARES
Weighted average number of common shares outstanding	17,111,102	16,877,147	16,729,163

Basic earnings per common share	$.29	$.18	$(.05)

DILUTED EARNINGS:
Net income (loss)	$4,884,000	$3,073,000	$(848,000)

SHARES:
Weighted average number of common shares outstanding	17,111,102	16,877,147	16,729,163
Assumed conversion of stock options	593,271	891,502	—

Weighted average number of common shares outstanding as adjusted	17,704,373	17,768,649	16,729,163

DILUTED EARNINGS PER COMMON SHARE	$.28	$.17	$(.05)